QUARTERLY REPORT
For the three months ended March 31, 2017

ARDAGH GROUP S.A.
CONSOLIDATED INTERIM INCOME STATEMENT

		Three months ended March 31, 2017			Three months ended March 31, 2016
	Note	Before exceptional items €m Unaudited	Exceptional items €m Unaudited	Total €m (except per share data) Unaudited	Before exceptional items €m Unaudited	Exceptional items €m Unaudited	Total €m (except per share data) Unaudited
			Note 5			Note 5
Revenue	4	1,844	-	1,844	1,218	-	1,218
Cost of sales		(1,534)	-	(1,534)	(1,006)	(3)	(1,009)
Gross profit/(loss)		310	-	310	212	(3)	209
Sales, general and administration expenses		(100)	(13)	(113)	(66)	(2)	(68)
Intangible amortization	8	(63)	-	(63)	(27)	-	(27)
Operating profit/(loss)		147	(13)	134	119	(5)	114
Finance expense	6	(121)	(81)	(202)	(83)	-	(83)
Profit/(loss) before tax		26	(94)	(68)	36	(5)	31
Income tax (charge)/credit		(10)	19	9	(17)	-	(17)
Profit/(loss) for the period		16	(75)	(59)	19	(5)	14

(Loss)/profit attributable to:
Owners of the parent				(59)			14
Non-controlling interests				-			-
(Loss)/profit for the period				(59)			14

(Loss)/profit per share:
Basic (loss)/profit for the year attributable to ordinary equity holders of the parent	7			(€0.28)			€0.07

The accompanying notes to the condensed consolidated interim financial statements are an integral part of these condensed consolidated interim financial statements.

As used herein, “AGSA” or the “Company” refer to Ardagh Group S.A., and “we”, “our”, “us”, “Ardagh” and the “Group” refer to AGSA and its consolidated subsidiaries, unless the context requires otherwise.

1	Ardagh Group S.A.

ARDAGH GROUP S.A.
CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

		Three months ended March 31,
	Note	2017 €m Unaudited	2016 €m Unaudited
(Loss)/profit for the period		(59)	14

Other comprehensive income
Items that may subsequently be reclassified to income statement
Foreign currency translation adjustments:
-Arising in the period		23	49
		23	49
Effective portion of changes in fair value of cash flow hedges:
-New fair value adjustments into reserve		(4)	(19)
-Movement out of reserve		25	18
-Movement in deferred tax		(2)	-
		19	(1)
Items that will not be reclassified to income statement
-Re-measurements of employee benefit obligations	12	3	(63)
-Deferred tax movement on employee benefit obligations		(3)	20
		-	(43)

Total other comprehensive income for the period		42	5

Total comprehensive (expense)/income for the period		(17)	19

Attributable to:
Owners of the parent		(17)	19
Non-controlling interests		-	-
Total comprehensive (expense)/income for the period		(17)	19

The accompanying notes to the condensed consolidated interim financial statements are an integral part of these condensed consolidated interim financial statements.

2	Ardagh Group S.A.

ARDAGH GROUP S.A.
CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

	Note	At March 31, 2017 €m Unaudited	At December 31, 2016 €m Audited
Non-current assets
Intangible assets	8	3,800	3,888
Property, plant and equipment	8	2,916	2,927
Derivative financial instruments		95	124
Deferred tax assets		259	259
Other non-current assets		18	20
		7,088	7,218

Current assets
Inventories		1,230	1,125
Trade and other receivables		1,258	1,159
Derivative financial instruments		28	11
Restricted cash		28	27
Cash and cash equivalents		1,054	745
		3,598	3,067

TOTAL ASSETS		10,686	10,285

The accompanying notes to the condensed consolidated interim financial statements are an integral part of these condensed consolidated interim financial statements.

3	Ardagh Group S.A.

ARDAGH GROUP S.A.
CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION (CONTINUED)

	Note	At March 31, 2017 €m Unaudited	At December 31, 2016 €m Audited
Equity attributable to owners of the parent
Issued capital	9	22	-
Share premium		1,090	136
Capital contribution		431	431
Other reserves		(282)	(324)
Retained earnings		(2,424)	(2,301)
		(1,163)	(2,058)
Non-controlling interests		1	2
TOTAL EQUITY		(1,162)	(2,056)

Non-current liabilities
Borrowings	10	7,900	8,142
Employee benefit obligations		906	904
Deferred tax liabilities		687	698
Related party borrowings	11	-	673
Provisions		49	55
		9,542	10,472
Current liabilities
Borrowings	10	390	8
Interest payable		105	81
Derivative financial instruments		5	8
Trade and other payables		1,602	1,534
Amounts payable to parent companies		6	-
Income tax payable		132	169
Provisions		66	69
		2,306	1,869

TOTAL LIABILITIES		11,848	12,341

TOTAL EQUITY and LIABILITIES		10,686	10,285

The accompanying notes to the condensed consolidated interim financial statements are an integral part of these condensed consolidated interim financial statements.

4	Ardagh Group S.A.

ARDAGH GROUP S.A.
CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

	Attributable to the owner of the parent
	Share capital €m Unaudited	Share premium €m Unaudited	Capital contribution €m Unaudited	Foreign currency translation reserve €m Unaudited	Cash flow hedges €m Unaudited	Retained earnings €m Unaudited	Total €m Unaudited	Non-controlling interests €m Unaudited	Total equity €m Unaudited

At January 1, 2017	-	136	431	(291)	(33)	(2,301)	(2,058)	2	(2,056)
Loss for the period	-	-	-	-	-	(59)	(59)	-	(59)
Other comprehensive income	-	-	-	23	19	-	42	-	42
Share re-organization (Note 9)	22	(22)	-	-	-	-	-	-	-
Share issuance (Note 9)	-	303	-	-	-	-	303	-	303
Conversion of related party loan (Note 11)	-	673	-	-	-	-	673	-	673
Dividends paid (Note 15)	-	-	-	-	-	(64)	(64)	-	(64)
Disposal of non-controlling interest	-	-	-	-	-	-	-	(1)	(1)
At March 31, 2017	22	1,090	431	(268)	(14)	(2,424)	(1,163)	1	(1,162)

At January 1, 2016	-	400	-	(239)	(2)	(2,141)	(1,982)	2	(1,980)
Profit for the period	-	-	-	-	-	14	14	-	14
Other comprehensive income/(expense)	-	-	-	49	(1)	(43)	5	-	5
At March 31, 2016	-	400	-	(190)	(3)	(2,170)	(1,963)	2	(1,961)

The accompanying notes to the condensed consolidated interim financial statements are an integral part of these condensed consolidated interim financial statements

5	Ardagh Group S.A.

ARDAGH GROUP S.A.
CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

		Three months ended March 31,
	Note	2017 €m Unaudited	2016 €m Unaudited
Cash flows from operating activities
Cash generated from operations	13	107	79
Interest paid		(76)	(66)
Income tax paid		(13)	(6)
Net cash from operating activities		18	7

Cash flows from investing activities
Purchase of property, plant and equipment		(106)	(62)
Purchase of software and other intangibles		(3)	(2)
Net cash used in investing activities		(109)	(64)

Cash flows from financing activities
Proceeds from borrowings		3,049	-
Repayment of borrowings		(2,818)	(2)
Proceeds from share issuance	9	313	-
Dividend paid	15	(64)	-
Early redemption premium costs paid		(54)	-
Deferred debt issue costs paid		(17)	-
Net cash inflow/(outflow) from financing activities		409	(2)

Net increase/(decrease) in cash and cash equivalents		318	(59)

Cash and cash equivalents at the beginning of the period		772	553
Exchange losses on cash and cash equivalents		(8)	(6)
Cash and cash equivalents at the end of the period		1,082	488

The accompanying notes to the condensed consolidated interim financial statements are an integral part of these condensed consolidated interim financial statements.

6	Ardagh Group S.A.

ARDAGH GROUP S.A.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.	General information

Ardagh Group S.A. was incorporated in Luxembourg on May 6, 2011. The Company’s registered office is 56, rue Charles Martel, L-2134 Luxembourg.

On March 20, 2017 the Company closed its initial public offering (“IPO”) of 18,630,000 Class A common shares on the New York Stock Exchange (“NYSE”).

Ardagh Group S.A. and its subsidiaries (together the “Group” or “Ardagh”) are a leading supplier of innovative, value-added rigid packaging solutions.  The Group’s products include metal and glass containers primarily for food and beverage markets. End-use categories include beer, wine, spirits, carbonated soft drinks, energy drinks, juices and flavored waters, as well as food, seafood and nutrition.  Ardagh also supplies the paints & coatings, chemicals, personal care, pharmaceuticals and general household end-use categories.

On June 30, 2016, the Group completed the acquisition of certain beverage can manufacturing assets from Ball Corporation and Rexam PLC (the “Beverage Can Acquisition”).

2.	Statement of directors’ responsibilities

The Directors are responsible for preparing the unaudited Condensed Consolidated Interim Financial Statements. The Directors are required to prepare financial information for each financial period of the state of affairs of the Group and of the profit or loss of the Group for that period. In preparing the financial statements, the Directors are required to:

-	select suitable accounting policies and then apply them consistently;
-	make judgments and estimates that are reasonable and prudent; and
-	prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business.

The Directors confirm that they have complied with the above requirements in preparing the unaudited Condensed Consolidated Interim Financial Statements.

The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the Group’s website at: www.ardaghgroup.com.

The Condensed Consolidated Interim Financial Statements were approved for issue by the Board of Directors of Ardagh Group S.A. (the “Board”) on April 26, 2017.

3.	Summary of significant accounting policies

Basis of preparation

The Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2017 and 2016 have been prepared in accordance with IAS 34, ‘Interim Financial Reporting’. The Condensed Consolidated Interim Financial Statements do not include all of the information required for full annual financial statements and should be read in conjunction with the Annual Report for the year ended December 31, 2016, which was prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the IASB and related interpretations, and on which the independent auditor’s report was unqualified.

Income tax in interim periods is accrued using the effective tax rate expected to be applicable to annual earnings.

The accounting policies, presentation and methods of computation followed in the Condensed Consolidated Interim Financial Statements are the same as those applied in the Group's latest Annual Report.

Re-presentation of prior year comparatives

In accordance with IFRS 3R ‘Business Combinations’, a number of fair value adjustments were made in relation to the net assets acquired as part of the Beverage Can Acquisition. Accordingly the Group balance sheet at December 31, 2016 has been re-presented to reflect the revised fair values.  This re-presentation has no impact on the consolidated interim income statement, consolidated interim statement of comprehensive income, consolidated interim statement of changes in equity or consolidated interim statement of cash flows as previously reported. Please refer to note 14 for details of the provisional fair value of assets acquired and liabilities assumed as part of the Beverage Can Acquisition.

Recent changes in accounting policy

The impact of new standards, amendments to existing standards and interpretations issued and effective for annual periods beginning on or after January 1, 2017 has been assessed by the Directors. Amendments to IAS 7 effective from January 1, 2017 do not have a material effect on the consolidated financial statements. Other new standards or amendments to existing standards effective January 1, 2017 are not currently relevant for the Group.

7	Ardagh Group S.A.

The Directors’ assessment of the impact of new standards, as listed below, which are not yet effective and which have not been early adopted by the Group, on the consolidated financial statements and disclosures is on-going.

IFRS 15, ‘Revenue from contracts with customers’ deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service.  The standard replaces IAS 18, ‘Revenue’ and IAS 11, ‘Construction contracts’ and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2018 and earlier application is permitted. The Group has started to assess the impact of IFRS 15 and, at this time, the Group does not expect that the implementation of this standard in 2018 will have a significant impact on the consolidated income statement or the consolidated statement of financial position.

IFRS 9, ‘Financial instruments’. IFRS 9 is the first standard issued as part of a wider project to replace IAS 39 ‘Financial instruments: Recognition and measurement’ (“IAS 39”). IFRS 9 has been completed in a number of phases and includes requirements on the classification and measurement of financial assets and liabilities, impairment of assets and hedge accounting. It also includes an expected credit loss model that replaces the incurred loss impairment model currently used as well as hedge accounting amendments. This standard becomes effective for annual periods commencing on or after January 1, 2018. The Group has started to assess the impact of the implementation of this standard and, at this time, the Group does not expect there to be a significant impact on the statement of financial position in respect of classification of financial assets and liabilities. The Group is continuing to evaluate the impact of prospective changes to hedge accounting and the introduction of an expected credit loss model on the consolidated income statement, the consolidated statement of comprehensive income and the consolidated statement of financial position.

IFRS 16, ‘Leases’, sets out the principles for the recognition, measurement, presentation and disclosure of leases. The objective is to ensure that lessees and lessors provide relevant information in a manner that faithfully represents those transactions. This information gives a basis for users of financial statements to assess the effect that leases have on the financial position, financial performance and cash flows of the entity. IFRS 16 replaces IAS 17, ‘Leases’, and later interpretations and will result in most operating leases being recorded on the consolidated statement of financial position. IFRS 16 is effective for annual periods beginning on or after January 1, 2019 with early adoption permitted. The Group is currently evaluating the effects that the adoption of IFRS 16 will have on the Group’s consolidated financial statements, and anticipates the new guidance will impact its consolidated financial statements as the Group has a significant number of leases which will be recognized on the consolidated statement of financial position.

4.	Segment analysis

The Group’s four operating and reportable segments are Metal Packaging Europe, Metal Packaging Americas, Glass Packaging Europe and Glass Packaging North America. This reflects the basis on which the Group performance is reviewed by management and presented to the Board, which has now been identified as the Chief Operating Decision Maker (“CODM”) for the Group.

Finance income is not allocated to segments as these are reviewed by the CODM on a group-wide basis. Performance of the business is assessed based on Adjusted EBITDA. Adjusted EBITDA is the net profit or loss for the period before income tax expense, net finance expense, depreciation and amortization and exceptional operating items. Segmental revenues are derived from sales to external customers. Inter-segmental revenue is not material.

Reconciliation of (loss)/profit for the period to Adjusted EBITDA

	Three months ended
	March 31, 2017 €m	March 31, 2016 €m
(Loss)/profit for the period	(59)	14
Income tax (credit)/charge	(9)	17
Net finance expense	202	83
Depreciation and amortization	152	98
Exceptional operating items	13	5
Adjusted EBITDA	299	217

8	Ardagh Group S.A.

The segment results for the three months ended March 31, 2017 and 2016 are:
	Revenue		Adjusted EBITDA
	2017 €m	2016 €m	2017 €m	2016 €m
Metal Packaging Europe	688	384	104	59
Metal Packaging Americas	405	91	45	10
Glass Packaging Europe	319	321	64	63
Glass Packaging North America	432	422	86	85
Group	1,844	1,218	299	217

5.	Exceptional items

	Three months ended March 31,
	2017 €m	2016 €m
Plant start-up costs	-	2
Restructuring costs	-	1
Exceptional items – cost of sales	-	3

Transaction related costs – acquisition, integration and IPO	13	2
Exceptional items – SGA expenses	13	2

Debt refinancing and settlement costs	81	-
Exceptional items – finance expense	81	-

Total exceptional items	94	5

The following exceptional items have been recorded in the three months ended March 31, 2017:

•
€81 million debt refinancing and settlement costs relating to the notes and loans redeemed and repaid in January and March 2017 and to be repaid in April 2017, mainly comprising premiums payable on the early redemption of the notes and accelerated amortization of deferred finance costs.

•	€13 million transaction related costs, primarily comprised of costs directly attributable to the acquisition and integration of the Beverage Can Business and other IPO and transaction related costs.

The following exceptional items were recorded in the three months ended March 31, 2016:

•	€2 million plant start-up costs relating to two plants in Metal Packaging Americas.
•	€1 million restructuring charge in Glass Packaging Europe.
•	€2 million transaction, acquisition and IPO related costs.

9	Ardagh Group S.A.

6.	Finance expense

	Three months ended March 31,
	2017 €m	2016 €m
Senior secured and senior notes	101	99
Term loan	5	6
Other interest expense	2	2
Interest expense	108	107
Net pension interest cost	7	6
Foreign currency translation losses/(gains)	6	(30)
Finance expense before exceptional items	121	83
Exceptional finance expense	81	-
	202	83

7.	Earnings per share

Basic earnings per share (EPS) is calculated by dividing the (loss)/profit for the period attributable to ordinary equity holders by the weighted average number of ordinary shares outstanding during the period.

The following table reflects the income statement (loss)/profit and share data used in the basic EPS computations:

	Three months ended March 31,
	2017 €m (except per share data)	2016 €m (except per share data)

(Loss)/profit attributable to ordinary equity holders	(59)	14

Weighted average number of ordinary shares for basic EPS (millions)	208.7	202.0

(Loss)/profit per share	(€0.28)	€0.07

The weighted average number of ordinary shares at March 31, 2016 has been re-presented to adjust for the share reorganization completed in March 2017 as set out in note 9(i).

Please refer to note 9 for further details of transactions involving ordinary shares in the three months ended March 31, 2017. There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and authorization of these financial statements.

8.	Intangible assets and property, plant and equipment

	Goodwill €m	Customer relationships €m	Technology and other €m	Software €m	Total intangible assets €m	Property, plant and equipment €m
Net book value at January 1, 2017	1,965	1,764	139	20	3,888	2,927
Additions	-	-	2	1	3	89
Charge for the period	-	(54)	(7)	(2)	(63)	(89)
Exchange	(14)	(13)	(1)	-	(28)	(11)
Net book value at March 31, 2017	1,951	1,697	133	19	3,800	2,916

10	Ardagh Group S.A.

Impairment test for goodwill

Goodwill is not subject to amortization and is tested annually for impairment (normally at the end of the financial year) or more frequently if events or changes in circumstances indicate a potential impairment. Management has considered the carrying amount of goodwill and concluded that it is fully recoverable as at March 31, 2017. Having considered the projected cash flows of the cash generating units to which the goodwill is allocated, management believes that any reasonably possible changes in key assumptions would not result in an impairment of goodwill.

9.	Issued capital and reserves

Share capital

Issued and fully paid shares:
	Sub-note	Number of shares (million)	€m
At December 31, 2016:
– Ordinary shares (par value €0.01)		11.1	-
Cancellation of ordinary shares	(i)	(11.1)	-
Issue of shares:
– Class A common shares (par value €0.01)	(ii)	18.6	-
– Class B common shares (par value €0.10)	(i)	217.7	22
At March 31, 2017		236.3	22

(i) Share reorganization

In March 2017, the Company completed a reorganization of its capital structure.

The authorized share capital of the Company was set at €55 million, divided into 1 billion Class A common shares at a par value of €0.01 and 450 million Class B common shares at a par value of €0.10 per share.

The 11,111,200 outstanding ordinary shares of the Company were cancelled and the existing shareholders were issued on a pro rata basis 1,111,120 Class B common shares with an equivalent total par value to the cancelled shares. In addition, the Company converted its €673 million related party loan payable to ARD Group Finance Holdings S.A. (a subsidiary of its intermediate parent and a shareholder of the Company), into 86,154 Class B common shares, and issued 216,498,726 Class B common shares on a pro rata basis to existing shareholders, for no additional consideration. The par value was  satisfied by a reallocation of existing share premium. Consequently, there was a total of 217,696,000 Class B common shares in issue prior to the Company’s IPO, as described below.

(ii) Share issuance

On March 20, 2017, the Company closed its IPO of 18,630,000 Class A common shares on the NYSE at $19.00 per share. The net proceeds of the IPO were €303 million, after deducting underwriting discounts of €20 million and directly attributable transaction costs of €10 million.

11	Ardagh Group S.A.

10.	Financial assets and liabilities

At March 31, 2017, the Group’s net debt and available liquidity is as follows:

Facility	Currency	Maximum amount drawable	Final maturity date	Facility type	Amount drawn		Undrawn amount
		Local currency m			Local currency m	€m	€m
2.750% Senior Secured Notes	EUR	750	15-Mar-24	Bullet	750	750	-
4.625% Senior Secured Notes	USD	1,000	15-May-23	Bullet	1,000	935	-
4.125% Senior Secured Notes	EUR	440	15-May-23	Bullet	440	440	-
4.250% Senior Secured Notes	USD	715	15-Sep-22	Bullet	715	669	-
4.250% First Priority Senior Secured Notes	EUR	405	15-Jan-22	Bullet	405	405	-
Senior Secured Floating Rate Notes	USD	500	15-May-21	Bullet	500	468	-
6.000% Senior Notes	USD	1,700	15-Feb-25	Bullet	1,700	1,595	-
7.250% Senior Notes	USD	1,650	15-May-24	Bullet	1,650	1,543	-
6.750% Senior Notes	EUR	750	15-May-24	Bullet	750	750	-
6.000% Senior Notes	USD	440	30-Jun-21	Bullet	440	412	-
6.750% Senior Notes	USD	415	31-Jan-21	Bullet	415	388	-
HSBC Securitization Program	EUR	118	14-Dec-19	Revolving	-	-	118
Bank of America Facility	USD	155	11-Apr-18	Revolving	-	-	145
Unicredit Working Capital and Performance Guarantee Credit Lines	EUR	1	Rolling	Revolving	-	-	1
Finance lease obligations	GBP/EUR			Amortizing	7	7	-
Other borrowings	EUR	3		Amortizing	3	3	-
Total borrowings / undrawn facilities						8,365	264
Deferred debt issue costs and bond discounts and premiums						(75)	-
Net borrowings / undrawn facilities						8,290	264
Cash, cash equivalents and restricted cash						(1,082)	1,082
Derivative financial instruments used to hedge foreign currency and interest rate risk						(95)	-
Net debt / available liquidity						7,113	1,346

Net debt includes the fair value of associated derivative financial instruments that are used to hedge foreign exchange and interest rate risks relating to finance debt.

The fair value of the Group’s borrowings at March 31, 2017 is €8,629 million (December 31, 2016: €8,462 million).

Fair values are calculated as follows:

(i)          Senior secured and senior notes – The fair value for debt securities in issue is calculated based on quoted market prices.
(ii)         Loan notes – The fair value of our loan terms are based on quoted market prices; however, these quoted market prices represent Level 2 inputs because the markets in which the term loans trade were not active.
(iii)        Bank loans, overdrafts and revolving credit facilities – The estimated value of fixed interest bearing deposits is based on discounted cash flows using prevailing money-market interest rates for debts with similar credit risk and remaining maturity.
(iv)        Finance leases – The carrying amount of finance leases is assumed to be a reasonable approximation of fair value.
(v)         Cross currency interest rate swaps (‘CCIRS’) - The fair value of the CCIRS are based on Level 2 inputs.

12	Ardagh Group S.A.

At December 31, 2016, the Group’s net debt and available liquidity was as follows:

Facility	Currency	Maximum amount drawable	Final maturity date	Facility type	Amount drawn		Undrawn amount
		Local currency m			Local currency m	€m	€m
4.625% Senior Secured Notes	USD	1,000	15-May-23	Bullet	1,000	949	-
4.125% Senior Secured Notes	EUR	440	15-May-23	Bullet	440	440	-
4.250% First Priority Senior Secured Notes	EUR	1,155	15-Jan-22	Bullet	1,155	1,155	-
Senior Secured Floating Rate Notes	USD	500	15-May-21	Bullet	500	474	-
First Priority Senior Secured Floating Rate Notes	USD	1,110	15-Dec-19	Bullet	1,110	1,053	-
7.250% Senior Notes	USD	1,650	15-May-24	Bullet	1,650	1,565	-
6.750% Senior Notes	EUR	750	15-May-24	Bullet	750	750	-
6.000% Senior Notes	USD	440	30-Jun-21	Bullet	440	417	-
6.750% Senior Notes	USD	415	31-Jan-21	Bullet	415	394	-
6.250% Senior Notes	USD	415	31-Jan-19	Bullet	415	394	-
Term Loan B Facility	USD	663	17-Dec-21	Amortizing	663	629	-
HSBC Securitization Program	EUR	102	14-Jun-18	Revolving	-	-	102
Bank of America Facility	USD	155	11-Apr-18	Revolving	-	-	147
Unicredit Working Capital and Performance Guarantee Credit Lines	EUR	1	Rolling	Revolving	-	-	1
Finance lease obligations	GBP/EUR			Amortizing	7	7	-
Other borrowings	EUR	3		Amortizing	3	3	-
Total borrowings / undrawn facilities						8,230	250
Deferred debt issue costs and bond discount						(80)	-
Net borrowings / undrawn facilities						8,150	250
Cash, cash equivalents and restricted cash						(772)	772
Derivative financial instruments used to hedge foreign currency and interest rate risk						(124)	-
Net debt / available liquidity						7,254	1,022

Financing Activity

On January 30, 2017, the Group issued $1,000 million 6.000% Senior Notes due 2025. The proceeds, together with certain cash, were used to partially redeem, on the same day, $845 million First Priority Senior Secured Floating Rate Notes due 2019, to redeem in full on March 2, 2017, the $415 million 6.250% Senior Notes due 2019 and to pay applicable redemption premiums and accrued interest.

On March 8, 2017, the Group issued €750 million 2.750% Senior Secured Notes due 2024, $715 million 4.250% Senior Secured Notes due 2022 and $700 million 6.000% Senior Notes due 2025. On March 9, 2017, using the proceeds from the notes issued on March 8, 2017, the Group redeemed €750 million 4.250% First Priority Senior Secured Notes due 2022, redeemed in full the $265 million First Priority Senior Secured Floating Rate Notes due 2019 and repaid in full the $663 million Term Loan B Facility and paid applicable redemption premiums and accrued interest.

Please refer to note 19 for detailed financing activities after the reporting period.

13	Ardagh Group S.A.

Cross currency interest rate swaps

The Group hedges certain of its external borrowings and interest payable thereon using CCIRS. In the three months ended March 31, 2017 the Group executed a number of CCIRS to swap (i) the U.S. dollar principal and interest repayments on $1,250 million of its U.S. dollar-denominated borrowings into euro, and (ii) the euro principal and interest repayments on €332 million of its euro denominated borrowings into British pounds.

11.	Related party borrowings

During the period, the related party loan of €673 million, payable to ARD Group Finance Holdings S.A. (a subsidiary of its intermediate parent company and a shareholder of the Company), was converted into 86,154 Class B common shares in accordance with the terms of the loan agreement as set out in Note 9. Following the conversion, the related party borrowings at March 31, 2017 were €nil (December 31, 2016: charge €673 million).

12.	Employee benefit obligations

Employee benefit obligations at March 31, 2017 have been reviewed in respect of the latest discount rates and asset valuations. A re-measurement gain of €3 million has been recognized in the Condensed Consolidated Interim Statement of Comprehensive Income for the three months ended March 31, 2017 (2016: €63 million).

13.	Cash generated from operating activities

	Three months ended
	March 31, 2017 €m	March 31, 2016 €m
(Loss)/profit for the period	(59)	14
Income tax (credit)/charge	(9)	17
Net finance expense	202	83
Depreciation and amortization	152	98
Exceptional operating items	13	5
Movement in working capital	(181)	(122)
Exceptional acquisition-related, IPO and plant start-up costs paid	(8)	(14)
Exceptional restructuring paid	(3)	(2)
Cash generated from operations	107	79

14.	Business combinations

On April 22, 2016 the Group entered into an agreement with Ball Corporation and Rexam PLC to acquire the Beverage Can Business. The acquisition was completed on June 30, 2016.

The acquired business comprises ten beverage can manufacturing plants and two end plants in Europe, seven beverage can manufacturing plants and one end plant in the United States, two beverage can manufacturing plants in Brazil and certain innovation and support functions in Germany, the UK, Switzerland and the United States. The acquired business has annual revenue of approximately €2.8 billion ($3.0 billion).

This is a strategically important acquisition which is highly complementary to the Group's existing metal and glass businesses.

14	Ardagh Group S.A.

The following table summarizes the provisional consideration paid for the Beverage Can Business and the provisional fair value of assets acquired and liabilities assumed.

€m
Cash and cash equivalents	10
Property, plant and equipment	632
Intangible assets	1,289
Inventories	265
Trade and other receivables	326
Trade and other payables	(418)
Net deferred tax liability	(146)
Employee benefit obligations	(115)
Provisions	(36)
Total identifiable net assets	1,807
Goodwill	888
Total consideration	2,695

The allocations above are based on management’s preliminary estimate of the fair values at the acquisition date.

Goodwill arising from the acquisition reflects the anticipated synergies from integrating the acquired business into the Group and the skills and the technical talent of the Beverage Can workforce.

Goodwill of €266 million which relates to the North American Beverage Can Business is expected to be deductible for tax purposes.

15.	Dividends

	Three months ended
	March 31, 2017 €m	March 31, 2016 €m
Cash dividends on ordinary shares declared and paid:
Interim dividend for 2017: €0.30 per share (2016: €nil per share)	64	-
	64	-

On March 1, 2017 the Group declared and paid a dividend of €64 million to its parent company.

16.	Related party transactions

Certain of the Company’s Directors acquired Class A common shares issued by the Company on March 20, 2017 as part of the IPO. Further, during the three months ended March 31, 2017, the Group received a loan from a parent company of €10 million. At March 31, 2017, the total amounts payable to parent companies was €6 million (2016: €nil).

With the exception of the above items and the conversion of the Company’s related party loan payable into Class B common shares as described in note 11 and the dividend paid to parent outlined in note 15, there were no other transactions in the three months ended March 31, 2017 with related parties as disclosed in the Group’s Annual Report that had a material effect on the financial position or performance of the Group.

15	Ardagh Group S.A.

17.	Contingencies

Environmental issues

The Group is regulated under various national and local environmental, occupational health and safety and other governmental laws and regulations relating to:

•	the operation of installations for manufacturing of metal packaging and surface treatment using solvents;
•	the generation, storage, handling, use and transportation of hazardous materials;
•	the emission of substances and physical agents into the environment;
•	the discharge of waste water and disposal of waste;
•	the remediation of contamination; and
•	the design, characteristics, and recycling of its products.

The Group believes, based on current information that it is in substantial compliance with applicable environmental laws and regulations and permit requirements. It does not believe it will be required, under both existing or anticipated future environmental laws and regulations, to expend amounts, over and above the amount accrued, which will have a material effect on its business, financial condition or results of operations or cash flows. In addition, no material proceedings against the Group arising under environmental laws are pending.

Legal matters

In 2015, the German competition authority (the Federal Cartel Office) initiated an investigation of the practices in Germany of metal packaging manufacturers, including Ardagh. The investigation is ongoing, and there is at this stage no certainty as to the extent of any charge which may arise. Accordingly, no provision has been recognized.

With the exception of the above legal matter and the matter detailed in note 19 below, the Group is involved in certain other legal proceedings arising in the normal course of its business. The Group believes that none of these proceedings, either individually or in aggregate, is expected to have a material adverse effect on its business, financial condition, results of operations or cash flows.

18.	Seasonality of operations

The Group’s revenue and cash flows are both subject to seasonal fluctuations. Demand for our metal products is largely related to agricultural harvest periods and following the acquisition of the Beverage Can Acquisition, to the seasonal demand pattern of beverage consumption which peaks during the late spring and summer months and in the period prior to the winter holiday season. Demand for our glass products is typically strongest during the summer months and in the period prior to December because of the seasonal nature of beverage consumption. The investment in working capital for Metal Packaging Europe and Metal Packaging Americas generally follows the seasonal pattern of operations. The investment in working capital for Glass Packaging Europe and Glass Packaging North America typically peaks in the first quarter. The Group manages the seasonality of working capital by supplementing operating cash flows with drawings under our securitization and revolving credit facilities.

19.	Events after the reporting period

On April 10, 2017, using the proceeds of the notes issued on March 8, 2017, the Group redeemed in full the principal amount outstanding of the $415 million 6.750% Senior Notes due 2021 in accordance with their terms.

On April 21, 2017 a jury in the United States awarded $50 million in damages against the Group's US glass business, formerly Verallia North America ("VNA"), in respect of one of two asserted patents alleged to have been infringed by VNA. Ardagh disagrees with the decision of the jury both as to liability and quantum of damages and strongly believes that the case is without merit. Ardagh will vigorously pursue all options including appeal. The case was filed before Ardagh acquired VNA and customary indemnifications are in place between Ardagh and the seller of VNA.

On April 27, 2017 the Board declared a cash dividend of $0.14 per common share, payable on May 31, 2017 to shareholders of record on May 17, 2017.

16	Ardagh Group S.A.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read together with, and is qualified in its entirety by reference to the unaudited Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2017 including the related notes thereto. As used in this section, the “Group” refers to Ardagh Group S.A. and its subsidiaries.

Some of the measures used in this report are not measurements of financial performance under IFRS and should not be considered an alternative to cash flow from operating activities as a measure of liquidity or an alternative to operating profit/(loss) or profit/(loss) for the period as indicators of our operating performance or any other measures of performance derived in accordance with IFRS.

Business Drivers

The main factors affecting our results of operations for both Metal Packaging and Glass Packaging are: (i) global economic trends and end‑consumer demand for our products; (ii) prices of energy and raw materials used in our business, primarily tinplate, aluminum, cullet, sand, soda ash and limestone, and our ability to pass‑through these and other cost increases to our customers, through contractual pass‑through mechanisms under multi‑year contracts, or through renegotiation in the case of short‑term contracts; (iii) investment in operating cost reductions; (iv) acquisitions; and (v) foreign exchange rate fluctuations and currency translation risks arising from various currency exposures, primarily with respect to the U.S. dollar, the British pound, Swedish krona, Polish zloty, Danish krone and the Brazilian real.

In addition, certain other factors affect revenue and operating profit/(loss) for Metal Packaging and Glass Packaging.

Metal Packaging

Metal Packaging generates its revenue from supplying Metal Packaging to a wide range of consumer‑driven end‑use categories. Revenue is primarily dependent on sales volumes and sales prices.

Sales volumes are influenced by a number of factors, including factors driving customer demand, seasonality and the capacity of our Metal Packaging plants. Demand for our metal containers may be influenced by vegetable and fruit harvests, seafood catches, trends in the consumption of food and beverages, trends in the use of consumer products, industry trends in packaging, including marketing decisions, and the impact of environmental regulations. The size and quality of harvests and catches vary from year to year, depending in large part upon the weather in the regions in which we operate. The food can industry is seasonal in nature, with strongest demand during the end of the summer, coinciding with the harvests. Accordingly, Metal Packaging’s shipment volume of containers is typically highest in the second and third quarters and lowest in the first and fourth quarters. The demand for our beverage products is strongest during spells of warm weather and therefore demand typically peaks during the summer months, as well as the period leading up to holidays in December. Accordingly, we generally build inventories in the first quarter in anticipation of the seasonal demands in both our food and beverage businesses.

Metal Packaging generates the majority of its earnings from operations during the second and third quarters. Metal Packaging’s Adjusted EBITDA is based on revenue derived from selling our metal containers and is affected by a number of factors, primarily cost of sales. The elements of Metal Packaging’s cost of sales include (i) variable costs, such as electricity, raw materials (including the cost of tinplate and aluminum), packaging materials, decoration and freight and other distribution costs, and (ii) fixed costs, such as labor and other plant‑related costs including depreciation, maintenance and sales, marketing and administrative costs. Metal Packaging variable costs have typically constituted approximately 80% and fixed costs approximately 20% of the total cost of sales for our metal containers manufacturing business.

Glass Packaging
Glass Packaging generates its revenue principally from selling our glass containers. Glass Packaging revenue is primarily dependent on sales volumes and sales prices. Glass Packaging includes our glass engineering business, Heye International, and our mold manufacturing and repair operations.

Sales volumes are affected by a number of factors, including factors impacting customer demand, seasonality and the capacity of Glass Packaging’s plants. Demand for glass containers may be influenced by trends in the consumption of beverages, industry trends in packaging, including marketing decisions, and the impact of environmental regulations. The beverage sales within our Glass Packaging business are seasonal in nature, with stronger demand during the summer and during periods of warm weather, as well as the period leading up to holidays in December. Accordingly, Glass Packaging’s shipment volume of glass containers is typically lower in the first quarter. Glass Packaging builds inventory in the first quarter in anticipation of these seasonal demands. In addition, Glass Packaging generally schedules shutdowns of its plants for rebuilding and repairs of machinery in the first quarter. These strategic shutdowns and seasonal sales patterns adversely affect profitability in Glass Packaging’s glass manufacturing operations during the first quarter of the year. Plant shutdowns may also affect the comparability of results from period to period. Glass Packaging’s working capital requirements are typically greatest at the end of the first quarter of the year.

Glass Packaging’s Adjusted EBITDA is based on revenue derived from selling our glass containers and glass engineering products and services and is affected by a number of factors, primarily cost of sales. The elements of Glass Packaging’s cost of sales for its glass container manufacturing business include (i) variable costs, such as natural gas and electricity, raw materials (including the cost of cullet (crushed recycled glass)), packaging materials, decoration and freight and other distribution costs, and (ii) fixed costs, such as labor and other plant‑related costs including depreciation, maintenance, sales, marketing and administrative costs. Glass Packaging’s variable costs have typically constituted approximately 40% and fixed costs approximately 60% of the total cost of sales for our glass container manufacturing business.

17	Ardagh Group S.A.

Recent Acquisitions and Disposals

The Beverage Can Acquisition
On June 30, 2016, the Group closed the Beverage Can Acquisition for total consideration of €2.7 billion.

Results of Operations of Ardagh

Three months ended March 31, 2017 compared to three months ended March 31, 2016

	Unaudited (in € millions, except percentages)
	Three months ended March 31,
	2017	2016

Revenue	1,844	1,218
Cost of sales	(1,534)	(1,009)
Gross profit	310	209
Sales, general and administration expenses	(113)	(68)
Intangible amortization	(63)	(27)
Operating profit	134	114
Net finance expense	(202)	(83)
(Loss)/profit before tax	(68)	31
Income tax credit/(charge)	9	(17)
(Loss)/profit for the period	(59)	14

Revenue
Revenue in the three months ended March 31, 2017 increased by €626 million, or 51%, to €1,844 million, compared with €1,218 million in the three months ended March 31, 2016. The Beverage Can Acquisition increased revenue by €584 million compared with the same period in the prior year. Revenue was further increased by €48 million due to favourable volume/mix effects. Favourable foreign currency translation effects increased revenue by €5 million compared with 2016, as the impact of the stronger U.S. dollar versus the euro was partially offset by the weakening of the British pound versus the euro.  These increases in revenue were partly offset by an immaterial reclassification of charges for ancillary services from revenue to cost of goods sold in Glass North America of €11 million.

Cost of sales
Cost of sales in the three month period March 31, 2017 increased by €525 million, or 52%, to €1,534 million, compared with €1,009 million in the three months ended March 31, 2016. The increase in cost of sales in the period was largely the result of the Beverage Can Acquisition, the reclassification of ancillary services described above and higher costs, partly offset by lower input costs and exceptional costs of sale, and continuing synergies.

Gross profit
Gross profit in the three months ended March 31, 2017 increased by €101 million, or 48%, to €310 million, compared with €209 million in the three months ended March 31, 2016. Growth in gross profit was behind the growth in revenue due to the mix effect of the Beverage Can Acquisition. Gross profit percentage in the three months ended March 31, 2017 decreased by 0.4% to 16.8%, compared with 17.2% in the three months ended March 31, 2016.

Sales, general and administration expenses
Sales, general and administration expenses in the three months ended March 31, 2017 increased by €45 million, or 66%, to €113 million, compared with €68 million in the three months ended March 31, 2016. Exceptional sales, general and administration expenses increased by €11 million in 2017 reflecting acquisition and integration costs incurred relating to the Beverage Can Acquisition and IPO-related expenses. Further analysis of exceptional sales, general and administration expenses is set out in the ‘Supplemental Management’s Discussion and Analysis’ section. Excluding exceptional items, sales, general and administration expenses increased by €34 million mainly due to the Beverage Can Acquisition.

Intangible amortization
Intangible amortization in the three months ended March 31, 2017 increased by €36 million, or 133%, to €63 million, compared with €27 million in the three months ended March 31, 2016. The increase was attributable to three months amortization of the intangible assets arising from the Beverage Can Acquisition and unfavourable currency translation effects.

Operating profit
Operating profit in the three months ended March 31, 2017 increased by €20 million, or 18%, to €134 million compared with €114 million in the three months ended March 31, 2016. The increase in operating profit reflected increased gross profit offset, by higher sales, general and administration expenses and intangible amortization as described above.

18	Ardagh Group S.A.

Net finance expense
Net finance expense in the three months ended March 31, 2017 increased by €119 million, or 143%, to €202 million, compared with €83 million in the three months ended March 31, 2016. Net finance expense for the three months ended March 31, 2017 and 2016 comprised the following:

	Three months ended
	March 31, 2017 €m	March 31, 2016 €m
Interest expense	108	107
Exceptional finance expense	81	-
Net pension interest cost	7	6
Foreign currency translation losses/(gains)	6	(30)
Net finance expense	202	83

Interest expense has increased by €1 million, or 1%, to €108 million compared with €107 million in the three months ended March 31, 2016. The increase in interest expense was attributable to the interest charged on €2.7 billion of debt raised to finance the Beverage Can Acquisition, partially offset by the redemption in September 2016 of the $710 million 8.625% and €210 million 8.375% Senior PIK Notes due 2019 (the ‘Senior PIK Notes’) and the refinancing and redemption of certain debt securities in April 2016 and in January and March 2017.

Exceptional net finance expenses of €81 million relate to expenses associated with the debt refinancing in January and March 2017 and comprise principally early redemption premiums and accelerated amortization of deferred financing costs.

Foreign currency translation gains in the three months ended March 31, 2017 reduced by €36 million to a loss of €6 million compared with a gain of €30 million in the three months ended March 31, 2016. The reduction was driven by the redemption of the Senior PIK Notes as described above.

Income tax credit/(charge)
Income tax credit in the three months ended March 31, 2017 was €9 million, a reduction of €26 million in income tax expense when compared with an expense of €17 million in the three months ended March 31, 2016. The decrease in income tax expense is primarily due to an income tax credit of €19 million on exceptional items in the three months ended March 31, 2017, compared with an income tax credit of €nil on exceptional items in the three months ended March 31, 2016.

The effective income tax rate on profit before exceptional items for the three months ended March 31, 2017 was 38% compared to 47% for the three months ended March 31, 2016.

As a result of movements in profits and losses outlined above and non‑deductible interest expense, a comparison of historic effective income tax rates is difficult. Due to the expected stabilization in our profit denominator and further deleveraging activities, which will reduce the levels of non‑deductible interest, the effective income tax rate in the historical financial statements is not expected to be indicative of the expected effective income tax rate in future periods.

(Loss)/profit for the period
As a result of the items described above, the loss for the three-month period ended March 31, 2017 increased by €73 million to a loss of €59 million, compared with a profit of €14 million in the three-month period ended March 31, 2016.

19	Ardagh Group S.A.

Supplemental Management’s Discussion and Analysis

Key operating measures
Adjusted EBITDA is defined as (loss)/profit for the period before income tax expense/(credit), net finance expense, depreciation and amortization and exceptional operating items. We use Adjusted EBITDA to evaluate and assess our segment performance. Adjusted EBITDA is presented because we believe that it is frequently used by securities analysts, investors and other interested parties in evaluating companies in the packaging industry. However, other companies may calculate Adjusted EBITDA in a manner different from us. Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered an alternative to profit/(loss) as indicators of operating performance or any other measures of performance derived in accordance with IFRS.

For a reconciliation of the (loss)/profit for the year to Adjusted EBITDA see note 4 of the Notes to the Consolidated Interim Financial Statements.

Adjusted EBITDA in the three months ended March 31, 2017 increased by €82 million, or 38%, to €299 million compared with €217 million in the three months ended March 31, 2016. The impact of the Beverage Can Acquisition increased Adjusted EBITDA by €75 million in the three months ended March 31, 2017 compared with the same period in the prior year. Foreign currency translation effects had no net effect on Adjusted EBITDA as the impact of the strengthening of the U.S. dollar versus the euro was offset by the weakening of the British pound versus the euro. Excluding the impact of the acquisition, Adjusted EBITDA grew by €7 million in the period, largely reflecting a favourable volume/mix and lower input costs partially offset by higher other costs.

Exceptional items
The following table provides detail on exceptional items from continuing operations included in cost of sales, sales, general and administration expenses, finance expense and finance income:

	Three months ended
	March 31, 2017 €m	March 31, 2016 €m
Plant start-up costs	-	2
Restructuring costs	-	1
Exceptional items – cost of sales	-	3

Transaction related costs – acquisition, integration and IPO	13	2
Exceptional items – SGA expenses	13	2

Debt refinancing and settlement costs	81	-
Exceptional items – finance expense	81	-

Total exceptional items	94	5

The following exceptional items have been recorded in the three months ended March 31, 2017:

•
€81 million debt refinancing and settlement costs relating to the notes and loans redeemed and repaid in January and March 2017 and to be repaid in April 2017 comprising mainly, premiums payable on the early redemption of the notes and accelerated amortization of deferred finance costs.

•	€13 million transaction related costs primarily comprised of costs directly attributable to the acquisition and integration of the Beverage Can Business and other IPO and transaction related costs.

The following exceptional items were recorded in the three months ended March 31, 2016:

•	€2 million plant start-up costs relating to two plants in Metal Packaging Americas.
•	€1 million restructuring charge in the Glass Packaging Europe division.
•	€2 million transaction, acquisition and IPO related costs.

20	Ardagh Group S.A.

Segment Information

Three months ended March 31, 2017 compared to three months ended March 31, 2016

The segment results for the three months ended March 31, 2017 and 2016 are:

	Revenue		Adjusted EBITDA
	2017 €m	2016 €m	2017 €m	2016 €m
Metal Packaging Europe	688	384	104	59
Metal Packaging Americas	405	91	45	10
Glass Packaging Europe	319	321	64	63
Glass Packaging North America	432	422	86	85
Group	1,844	1,218	299	217

Revenue
Metal Packaging Europe. Revenue increased by €304 million, or 79%, to €688 million in the three months ended March 31, 2017, compared with €384 million in the three months ended March 31, 2016. Revenue growth principally reflected the Beverage Can Acquisition in June 2016, which increased revenue by €295 million for the quarter. Volume/mix growth of 3% and increased selling prices of €2 million were partly offset by adverse foreign currency translation effects of €10 million.

Metal Packaging Americas. Revenue increased by €314 million or 345% to €405 million in the three months ended March 31, 2017, compared with €91 million in the three months ended March 31, 2016. Revenue growth chiefly reflected the Beverage Can Acquisition in June 2016, which increased revenue by €289 million for the quarter. Volume/mix growth was 4% compared with the same period last year, while the favourable movement in the U.S. dollar versus the euro led to a positive foreign currency translation effect of €15 million partially offset by the €3 million impact of lower prices due to the pass through to customers of lower input prices.

Glass Packaging Europe. Revenue fell by €2 million, or 1%, to €319 million in the three months ended March 31, 2017, compared with €321 million in the three months ended March 31, 2016. The decrease in revenue was due mainly to foreign currency translation effects of €11 million, and the pass through of lower input costs to customers, which offset volume/mix growth of 4%.

Glass Packaging North America. Revenue increased by €10 million or 2% to €432 million in the three months ended March 31, 2017, compared with €422 million in the three months ended March 31, 2016. Currency translation effects increased revenue by €11 million attributable to an appreciation in the U.S. dollar. Price increases and favourable volumes increased sales by a further €10 million. These increases were partly offset by the €11 million reclassification of charges for ancillary services from revenue to cost of goods sold.

Adjusted EBITDA
Metal Packaging Europe. Adjusted EBITDA increased by €45 million, or 76%, to €104 million in the three months ended March 31, 2017, compared with €59 million in the three months ended March 31, 2016. Adjusted EBITDA growth reflected the Beverage Can Acquisition in June 2016, increasing Adjusted EBITDA by €46 million for the quarter. Adjusted EBITDA was further increased by a favorable volume/mix of €5 million, offset by input and other cost increases of €4 million and adverse foreign currency translation effects of €2 million.

Metal Packaging Americas. Adjusted EBITDA increased by €35 million, or 350%, to €45 million in the three months ended March 31, 2017, compared with the three months ended March 31, 2016. Adjusted EBITDA growth reflected the Beverage Can Acquisition in June 2016, which increased Adjusted EBITDA by €29 million for the quarter. Excluding favourable currency translation effects of €2 million, Adjusted EBITDA increased by €4 million as a result of volume/mix growth of 4% and reductions in input and other costs.

Glass Packaging Europe. Adjusted EBITDA increased by €1 million, or 2%, to €64 million in the three months ended March 31, 2017, compared with €63 million in the three months ended March 31, 2016. Adjusted EBITDA before currency translation effects increased by €3 million, as the impact of 4% volume growth was partly offset by higher production costs. Currency translation effects reduced Adjusted EBITDA by €2 million.

Glass Packaging North America. Adjusted EBITDA increased by €1 million or 1% to €86 million in the three months ended March 31, 2017, compared with €85 million in the three months ended March 31, 2016. Excluding currency translation effects of a positive €2 million, Adjusted EBITDA decreased by €1 million, as increased production costs of €7 million offset the impact of 1% volume growth and price increases of €4 million.

21	Ardagh Group S.A.

Liquidity and Capital Resources

Cash requirements related to operations
Our principal sources of cash are cash generated from operations and external financings, including borrowings and other credit facilities. Our principal funding arrangements include borrowings available under the HSBC Securitization Program and the Bank of America Facility.

Both our metal and glass packaging divisions’ sales and cash flows are subject to seasonal fluctuations. The investment in working capital for Metal Packaging excluding beverage generally builds over the first three quarters of the year, in line with agricultural harvest periods, and then unwinds in the fourth quarter, with the calendar year‑end being the low point. Demand for our metal beverage and glass products is typically strongest during the summer months and in the period prior to December because of the seasonal nature of beverage consumption. The investment in working capital for metal beverage and Glass Packaging typically peaks in the first quarter. We manage the seasonality of our working capital by supplementing operating cash flows with drawings under our credit facilities.

The following table outlines our principal financing arrangements as of March 31, 2017:

Facility	Currency	Maximum amount drawable	Final maturity date	Facility type	Amount drawn		Undrawn amount
		Local currency m			Local currency m	€m	€m
2.750% Senior Secured Notes	EUR	750	15-Mar-24	Bullet	750	750	-
4.625% Senior Secured Notes	USD	1,000	15-May-23	Bullet	1,000	935	-
4.125% Senior Secured Notes	EUR	440	15-May-23	Bullet	440	440	-
4.250% Senior Secured Notes	USD	715	15-Sep-22	Bullet	715	669	-
4.250% First Priority Senior Secured Notes	EUR	405	15-Jan-22	Bullet	405	405	-
Senior Secured Floating Rate Notes	USD	500	15-May-21	Bullet	500	468	-
6.000% Senior Notes	USD	1,700	15-Feb-25	Bullet	1,700	1,595	-
7.250% Senior Notes	USD	1,650	15-May-24	Bullet	1,650	1,543	-
6.750% Senior Notes	EUR	750	15-May-24	Bullet	750	750	-
6.000% Senior Notes	USD	440	30-Jun-21	Bullet	440	412	-
6.750% Senior Notes	USD	415	31-Jan-21	Bullet	415	388	-
HSBC Securitization Program	EUR	118	14-Dec-19	Revolving		-	118
Bank of America Facility	USD	155	11-Apr-18	Revolving		-	145
Unicredit Working Capital and Performance Guarantee Credit Lines	EUR	1	Rolling	Revolving		-	1
Finance lease obligations	GBP/EUR			Amortizing		7	-
Other borrowings	EUR	3		Amortizing		3	-
Total borrowings / undrawn facilities						8,365	264
Deferred debt issue costs, bond discount and premium						(75)	-
Net borrowings / undrawn facilities						8,290	264
Cash, cash equivalents and restricted cash						(1,082)	1,082
Derivative financial instruments used to hedge foreign currency and interest rate risk						(95)	-
Net debt / available liquidity						7,113	1,346

As of March 31, 2017, we had undrawn credit lines of up to €264 million at our disposal, together with cash equivalents and restricted cash of €1,082 million, giving rise to available liquidity of €1,346 million. As of March 31, 2017, we were in compliance with all financial and non‑financial covenants under our principal financing arrangements.

22	Ardagh Group S.A.

The following table outlines the minimum debt repayments we are obliged to make for the twelve months ending March 31, 2018. This table assumes that the minimum net principal repayment will be made, as provided for under each credit facility. It further assumes that the other credit lines will be renewed or replaced with similar facilities as they mature.

Facility	Currency	Local Currency	Final Maturity Date	Facility Type	Minimum net repayment for the twelve months ending March 31, 2018
		(in millions)			(in € millions)

HSBC Securitization Program	EUR	-	14-Dec-19	Revolving	-
Bank of America Facility	USD	-	11-Apr-18	Revolving	-
Unicredit Working Capital and Performance Guarantee Credit Lines	EUR	-	Rolling	Revolving	-
Finance lease obligations	GBP/EUR	1		Amortizing	1
Other borrowings	EUR	1		Amortizing	1
Minimum net repayment					2

We believe we have adequate liquidity to satisfy our cash needs for at least the next 12 months. In the three months ended March 31, 2017, we reported operating profit of €134 million, net cash from operating activities of €18 million and generated Adjusted EBITDA of €299 million.

As described further below, we generate substantial cash flow from our operations and had €1,082 million in cash and cash equivalents and restricted cash as of March 31, 2017, as well as available but undrawn liquidity of €264 million under our credit facilities. We believe that our cash balances and future cash flow from operating activities, as well as our credit facilities, will provide sufficient liquidity to fund our purchases of property, plant and equipment, interest payments, scheduled principal repayments of €2 million on our notes and other credit facilities and dividend payments for at least the next twelve months. In addition, we believe that we will be able to fund certain additional investments from our current cash balances, credit facilities and cash flow from operating activities.

Accordingly, we believe that our long‑term liquidity needs primarily relate to the service of our debt obligations. We expect to satisfy our future long‑term liquidity needs through a combination of cash flow generated from operations and, where appropriate, to refinance our debt obligations in advance of their respective maturity dates as we have successfully done in the past.

23	Ardagh Group S.A.

Cash flows
The following table sets forth certain information reflecting a summary of our cash flow activity for the three months ended March 31, 2017 and 2016:

	Three months ended
	March 31, 2017 €m	March 31, 2016 €m
Operating profit	134	114
Depreciation and amortization	152	98
Exceptional operating items	13	5
Increase in working capital (1)	(181)	(122)
Exceptional acquisition-related, IPO and plant start-up costs paid	(8)	(14)
Exceptional restructuring paid	(3)	(2)
Cash generated from operations	107	79
Interest paid	(76)	(66)
Income tax paid	(13)	(6)
Net cash from operating activities	18	7

Capital expenditure (2)	(109)	(64)
Net cash used in investing activities	(109)	(64)

Proceeds from borrowings	3,049	-
Repayment of borrowings	(2,818)	(2)
Proceeds from share issuance	313	-
Dividend paid	(64)	-
Early redemption premium costs paid	(54)	-
Deferred debt issue costs paid	(17)	-
Net inflow/(outflow) from financing activities	409	(2)

Net increase/(decrease) in cash and cash equivalents	318	(59)

Cash and cash equivalents at the beginning of the period	772	553
Exchange losses on cash and cash equivalents	(8)	(6)
Cash and cash equivalents at the end of the period	1,082	488

(1)	Working capital is made up of inventories, trade and other receivables, trade and other payables and current provisions.

(2)	Capital expenditure is net of proceeds from the disposal of property, plant and equipment.

Net cash from operating activities
Net cash from operating activities was €18 million in the three months ended March 31, 2017, an increase of €11 million, or 157%, compared with €7 million in the same period in 2016. The year on year increase was primarily due to an increase of €20 million in operating profit in the three months ended March 31, 2017 compared with the same period in 2016, which was mainly attributable to the Beverage Can Acquisition, an increase of €54 million in depreciation and amortization, partially offset by an increase of €59 million in working capital. The €54 million increase in depreciation and amortization was principally related to the Beverage Can Acquisition. Net cash from operating activities was further increased by a reduction in exceptional acquisition related, IPO and disposal costs paid of €6 million.  These increases were partially offset by increases in interest paid, tax paid and exceptional restructuring paid of €10 million, €7 million and €1 million respectively, driven mainly by the Beverage Can Acquisition.

24	Ardagh Group S.A.

Net cash used in investing activities
Net cash used in investing activities increased by €45 million to €109 million in the three months ended March 31, 2017 compared with €64 million the same period in 2016. The increase was mainly due to the acquisition of the Beverage Can Business and increased capital expenditure in Glass Packaging Europe and Glass Packaging North America.

Net inflow/(outflow) from financing activities
Net cash from financing activities represented an inflow of €409 million in the three months ended March 31, 2017 compared with a €2 million outflow in the same period in 2016. Proceeds from borrowings (€3,049 million) mainly reflects: (a) $1,000 million from the issuance of 6.000% Senior Notes due 2025 in January 2017 and (b) the issue of €750 million 2.750% Senior Secured Notes due 2024, $715 million 4.250% Senior Secured Notes due 2022 and $700 million 6.000% Senior Notes due 2025 in March 2017. Repayment of borrowings (€2,818 million) reflects: the redemption of $1,110 million First Priority Senior Secured Floating Rate Notes due 2019, the redemption of $415 million 6.250% Senior Notes due 2019, the redemption of €750 million 4.250% First Priority Senior Secured Notes due 2022 and the repayment of the $663 million Term Loan B Facility. Total associated early redemption premium costs paid were €54 million and debt issue costs paid were €17 million.

In the three months ended March 31, 2017 the Group received net proceeds from share issuance of €313 million following its IPO on the NYSE. The Group also paid a dividend to its shareholder of €64 million in the three months ended March 31, 2017.

Working capital
For the three months ended March 31, 2017, working capital during the period increased by €59 million compared to March 31, 2016. The Beverage Can Acquisition increased working capital by €76 million. Excluding the impact of the acquisition, the decrease principally reflected a decrease in inventories and trade and other receivables partially offset by a decrease in provisions and trade and other payables. Working capital cash outflow for the three months ended March 31, 2017 was €181 million.

Exceptional operating costs paid
Exceptional operating costs paid in the three months ended March 31, 2017 decreased by €6 million to €8 million compared with €14 million in the three months ended March 31, 2016. In 2017, the costs paid primarily relate to acquisition and integration costs associated with the Beverage Can Acquisition and IPO related costs. In the three months ended March 31, 2016 exceptional operating costs paid of €14 million comprised mainly professional fees and other costs relating to the withdrawn Metal Packaging initial public offering and start-up costs relating to two plants in Metal Packaging Americas.

Income tax paid
Income tax paid during the three months ended March 31, 2017 was €13 million, which represents an increase of €7 million when compared to the three month period ended March 31, 2016. The increase is primarily attributable to the impact of the Beverage Can Acquisition.

Capital expenditure

	Three months ended
	March 31, 2017 €m	March 31, 2016 €m
Metal Packaging Europe	37	14
Metal Packaging Americas	6	2
Glass Packaging Europe	34	21
Glass Packaging North America	32	27
Net capital expenditure	109	64

Capital expenditure for the three months ended March 31, 2017 increased by €45 million to €109 million, compared to €64 million for the three months ended March 31, 2016. In Metal Packaging Europe, capital expenditure in the three months ended March 31, 2017 was €37 million compared to capital expenditure of €14 million in the same period in 2016 with the increase mainly attributable to the Beverage Can Acquisition. In Metal Packaging Americas capital expenditure in the three months ended March 31, 2017 was €6 million compared to capital expenditure of €2 million in the same period in 2016 with the increase attributable to the Beverage Can Acquisition. In Glass Packaging Europe, capital expenditure was €34 million in the three months ended March 31, 2017 compared to capital expenditure of €21 million in the same period in 2016, reflecting increased furnace rebuild activity in the three months ended March 31, 2017 compared to the same period last year. In Glass Packaging North America, capital expenditure was €32 million in the three months ended March 31, 2017 compared to capital expenditure of €27 million in the same period in 2016, also due to higher furnace rebuild activity in 2017.

25	Ardagh Group S.A.

Off‑Balance Sheet Items

The Group participates in several uncommitted accounts receivable factoring and related programs with various financial institutions for certain receivables, accounted for as true sales of receivables, without recourse to the Group. Receivables of €208 million were sold under these programs at March 31, 2017 of which €148 million relates to the Beverage Can business. Receivables sold under these programs at December 31, 2016 were €277 million. We do not have any other material off‑balance sheet finance obligations.

26	Ardagh Group S.A.

Cautionary Statement Regarding Forward‑Looking Statements

This report includes statements that are, or may be deemed to be, forward‑looking statements. All statements other than statements of historical fact included in this report regarding our business, financial condition, results of operations and certain of our plans, objectives, assumptions, projections, expectations or beliefs with respect to these items and statements regarding other future events or prospects, are forward‑looking statements. These statements include, without limitation, those concerning: our strategy and our ability to achieve it; expectations regarding sales, profitability and growth; our possible or assumed future results of operations; R&D, capital expenditures and investment plans; adequacy of capital; and financing plans. The words “aim”, “may”, “will”, “expect”, “is expected to”, “anticipate”, “believe”, “future”, “continue”, “help”, “estimate”, “plan”, “schedule”, “intend”, “should”, “would be”, “seeks”, “estimates”, “shall” or the negative or other variations thereof, as well as other statements regarding matters that are not historical fact, are or may constitute forward‑looking statements.

Although we believe that the estimates reflected in the forward‑looking statements are reasonable, such estimates may prove to be incorrect. By their nature, forward‑looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.

All forward‑looking statements included in this report are based on information available to us on the date of this report. We undertake no obligation to update publicly or revise any forward‑looking statement, whether as a result of new information, future events or otherwise, except as may be required by applicable law. All subsequent written and oral forward‑looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this report.

27	Ardagh Group S.A.